KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In Millions Except Ratio Amounts)

	Three Months Ended	Three Months Ended
	March 31, 2011	March 31, 2010
Earnings: Pre-tax income from continuing operations before adjustment for net income attributable to the noncontrolling interest and equity earnings (including amortization of excess cost of equity investments) per statements of income	$284.0	$183.1
Add:
Fixed charges	140.8	126.1
Amortization of capitalized interest	1.0	1.0
Distributed income of equity investees	64.8	49.8
Less:
Interest capitalized from continuing operations	(3.3)	(4.1)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	(0.2)	(0.1)
Income as adjusted	$487.1	$355.8

Fixed charges: Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$135.3	$121.1
Add:
Portion of rents representative of the interest factor	5.5	5.0
Fixed charges	$140.8	$126.1

Ratio of earnings to fixed charges	3.46	2.82